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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.1)

                        PLAINS ALL AMERICAN PIPELINE, LP
    ........................................................................
                                (Name of Issuer)

                                  COMMON UNITS
    ........................................................................
                         (Title of Class of Securities)

                                    726503105
    ........................................................................
                                 (CUSIP Number)

         DAVID J. SHLADOVSKY, C/O KAYNE ANDERSON CAPITAL ADVISORS, L.P.
          1800 AVENUE OF THE STARS, SECOND FLOOR, LOS ANGELES, CA 90067
                                 (310) 556-2721
    ........................................................................
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    01-20-05
    ........................................................................
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 726503105               SCHEDULE 13D                 PAGE 2 OF 7 PAGES

.................................................................................
 1       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         RICHARD A. KAYNE                          - ###-##-####
.................................................................................
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]
.................................................................................
 3       SEC USE ONLY
.................................................................................
 4       SOURCE OF FUNDS

         AF PF
.................................................................................
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(E)                                               [ ]
.................................................................................
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         A U.S. CITIZEN
.................................................................................
                            7      SOLE VOTING POWER

NUMBER OF                          235,730
SHARES                     .....................................................
BENEFICIALLY                8      SHARED VOTING POWER
OWNED BY
EACH REPORTING                     4,659,591
PERSON WITH                .....................................................
                            9      SOLE DISPOSITIVE POWER

                                   235,730
                           .....................................................
                           10      SHARED DISPOSITIVE POWER

                                   4,659,591
.................................................................................
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,895,321
.................................................................................
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]

.................................................................................
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         7.80%
.................................................................................
12       TYPE OF REPORTING PERSON

         IN
.................................................................................

CUSIP NO. 726503105               SCHEDULE 13D                 PAGE 3 OF 7 PAGES

.................................................................................
 1       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         KAYNE ANDERSON CAPITAL ADVISORS, L.P.     - 95-4486379
.................................................................................
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]
.................................................................................
 3       SEC USE ONLY
.................................................................................
 4       SOURCE OF FUNDS

         AF PF
.................................................................................
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(E)                                               [ ]
.................................................................................
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         A CALIFORNIA LIMITED PARTNERSHIP
.................................................................................
                            7      SOLE VOTING POWER

NUMBER OF                          0
SHARES                     .....................................................
BENEFICIALLY                8      SHARED VOTING POWER
OWNED BY

EACH REPORTING                      4,659,591
PERSON WITH                .....................................................
                            9      SOLE DISPOSITIVE POWER

                                   0

                           .....................................................
                           10      SHARED DISPOSITIVE POWER

                                   4,659,591

.................................................................................
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,659,591
.................................................................................
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]
.................................................................................
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         7.43%
.................................................................................
12       TYPE OF REPORTING PERSON

         IA
.................................................................................

                                  United States
                       Securities and Exchange Commission

                                  SCHEDULE 13D
                                  AMENDMENT NO.

*********************

ITEM 1.  SECURITY AND ISSUER

Common Units, $0.10 par value.

         Plains All American Pipeline, LP
         333 Clay Street, Suite 1600
         Houston, TX  77002

ITEM 2.  IDENTITY AND BACKGROUND

The Reporting Persons include Kayne Anderson Capital Advisors, L.P. and Richard
A. Kayne.

a.    KAYNE ANDERSON CAPITAL ADVISORS, L.P.

      Kayne Anderson Capital Advisors, L.P. ("KACALP"), a California limited partnership, is an investment adviser registered with the Securities and Exchange Commission under the Investment Advisers Act of 1940. It serves as sole general partner of and investment adviser to various investment partnerships holding the issuer's Common Units. KACALP also serves as investment adviser to Kayne Anderson MLP Investment Company ("KAMIC"), a publicly traded closed-end fund, and a small number of separate account clients which hold the issuer's Common Stock.

      Kayne Anderson Investment Management, Inc. ("KAIM"), a Nevada corporation, is the sole general partner of KACALP. KAIM is owned by KA Holdings, Inc. ("KA Holdings"), a California corporation, the shareholders of which are Richard A. Kayne and John E. Anderson. The principal business address of the Reporting Persons, KAIM and KA Holdings is 1800 Avenue of the Stars, Second Floor, Los Angeles, California 90067.

b.    RICHARD A. KAYNE

      Mr. Kayne, a U.S. citizen, is President, Chief Executive Officer and Director of KAIM and KA Holdings.

      Mr. Kayne also serves as Co-Management Chair and Chief Executive Officer of Kayne Anderson Rudnick Investment Management, LLC, a California limited liability company ("KARIM"), and President and Director of KA Associates, Inc., a Nevada corporation ("KAA"). KARIM is a registered investment adviser. KAA is a registered broker/dealer. The principal business address of KARIM and KAA is 1800 Avenue of the Stars, Second Floor, Los Angeles, CA 90067.

c. None of the Reporting Persons, KAIM or KA Holdings has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years, nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law during the last five years.

d. The following additional persons are officers and/or directors of one or more of KAIM and KA Holdings. (KACALP, a limited partnership, does not have any officers or directors.) Each such person is a U.S. citizen whose address is, unless noted otherwise, 1800 Avenue of the Stars, Second Floor, Los Angeles, California 90067. None of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years, nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law during the last five years.

      JOHN E. ANDERSON.         Chairman of Topa Equities, Ltd., a diversified
                                investment company located at 1800 Avenue of the Stars, Suite 1400, Los Angeles, California
                                90067. Mr. Anderson is Director of KAIM and KA
                                Holdings.

      HOWARD M. ZELIKOW.        Vice President and Director of KAIM

      ROBERT V. SINNOTT.        Vice President of KAIM

      RALPH C. WALTER.          Chief Operating Officer of KAIM and KA Holdings.

      DAVID J. SHLADOVSKY.      General Counsel and Secretary of KAIM and KA
                                Holdings.

      JOHN F. DALEY.            Chief Financial Officer and Treasurer of KAIM
                                and KA Holdings.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

ITEM 4.  PURPOSE OF TRANSACTION

This Schedule 13D is filed for purposes of disclosing that the Reporting Persons have acquired additional shares of Issuer's outstanding Common Units.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

a. As of January 21, 2005, Mr. Kayne beneficially owns 4,895,321 Common Units, or approximately 7.80% of the outstanding Common Units. Of those Common Units, KACALP, as general partner of or investment adviser to investment funds accounts, beneficially owns 4,659,591 Common Units, or approximately 7.43% of the outstanding Common Units. Included in the above Common Unit numbers are 1,460,565 Common Units acquirable currently upon conversion of Series C Common Units of the Issuer.

b. (i) Mr. Kayne has the sole power to vote and dispose, or direct the disposition, of 235,730 Common Units, and (ii) Mr. Kayne and KACALP have the shared power to vote and dispose, or direct the disposition, of 4,659,591 Common Units.

The Common Units over which Mr. Kayne has sole voting and dispositive power are held by him directly or by accounts for which he serves as trustee or custodian. The Common Units over which Mr. Kayne and KACALP have shared voting and dispositive power are held by accounts for which KACALP serves as general partner or investment adviser.

KACALP disclaims beneficial ownership of the Common Units reported, except those Common Units attributable to it by virtue of its general partner interests in the limited partnerships holding such shares. Mr. Kayne disclaims beneficial ownership of the Common Units reported, except those Common Units held by him or attributable to him by virtue of his limited partner interests in such limited partnerships, by virtue of his indirect interest in the interest of KACALP in such limited partnerships and by his ownership of shares in KAMIC.

c. The following transactions in the Common Units beneficially owned by the Reporting Persons were effected in the last 60 days:

                           Common Stock        Stock
  Date         Type        # of shares         Price        Where/how transaction effected
--------       ----        -----------         ------       ------------------------------
11/30/04       buy            20,000           37.01        open market
12/02/04       buy            19,900           35.78        open market
12/03/04       buy            20,300           35.77        open market
12/06/04       buy            20,000           35.39        open market
12/07/04       buy            10,000           35.53        open market
12/08/04       buy             5,000           35.42        open market
12/09/04       buy            10,500           35.75        open market
12/10/04       buy             2,100           36.09        open market
12/13/04       buy             8,400           36.10        open market
12/14/04       buy            10,000           36.25        open market
12/15/04       buy             4,000           36.27        open market
12/16/04       buy            30,000           36.28        open market
12/17/04       buy             1,600           35.97        open market
12/20/04       buy            21,900           35.99        open market
12/21/04       buy            10,000           36.05        open market
12/23/04       buy               275           36.50        open market
01/10/05       buy            20,000           37.13        open market
01/12/05       buy            10,000           37.54        open market
01/21/05       buy             6,500           39.07        open market

d. Not applicable

e. Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

               JANUARY 24, 2005
------------------------------------------------
                     Date

             /S/ Richard A. Kayne
------------------------------------------------
               Richard A. Kayne

KAYNE ANDERSON CAPITAL ADVISORS, L.P.

By:   Kayne Anderson Investment Management, Inc.

      By:   /S/ David J. Shladovsky
            ------------------------------------
            David J. Shladovsky, Secretary

               JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(f)(1)

This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the "Act") by and between the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

         /S/ Richard A. Kayne
         --------------------------------------------
         Richard A. Kayne

         /S/ David J. Shladovsky
         --------------------------------------------
         Kayne Anderson Capital Advisors, L.P., by
         David J. Shladovsky, Secretary of
         Kayne Anderson Investment Management, Inc.,
         general partner